Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 29, 2007 (May 17, 2007 as to net income (loss) per share data described in Note 4) relating to the consolidated financial statements of VS Holdings, Inc. and Subsidiary (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006 and to a change in method of accounting for costs included in inventory in Fiscal 2005) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

May 22, 2007